Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly-Held Company	NIRE 35300010230

SUMMARIZED MINUTE OF THE MEETING OF THE BOARD OF DIRECTORS

OF JUNE 07, 2023

DATE AND TIME: On June, 07, 2023, at 9:00 a.m.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The totality of the members elected, with the participation of the Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY MADE:

The Board members resolved on the payment of interest on capital to stockholders, ad referendum of the General Stockholders’ Meeting, and in accordance with sub item 6.8, X of the Company’s Bylaws and Stockholder Remuneration Policy, in the amount of R$ 0.2663 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$ 0.226355 per share, except for the corporate stockholders able to prove that they are immune to or exempt from such withholding, which will be made on August 25, 2023. Interest will be recorded as credit to the specific account on June 29, 2023, based on the final stockholding position recorded on June 19, 2023, with their shares traded ex-rights starting June 20, 2023.

Additionally, the Board members approved the payment of interest on capital declared by the Board of Directors on March 13, 2023, in the gross amount of R$ 0.262 per share (net amount of R$ 0.2227 per share) on August 25, 2023.

CLOSING: With the work of the meeting concluded, Álvaro Felipe Rizzi Rodrigues, the meeting’s secretary, drafted this minute and after it was read and approved by all, it was signed. São Paulo (SP), June 07, 2023. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice-chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes – Board members.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence